

March 17, 2011

Yanhong Ren
Chief Financial Officer
DK Sinopharma, Inc.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi'an, the People's Republic of China 710043

> **Re:** **DK Sinopharma, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2009**
> **Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010**
> **Forms 10-Q and 10-Q/A for the Quarterly Period ended June 30, 2010**
> **File No. 333-156302**

Dear Mr. Ren:

We have reviewed your February 15, 2011 response to our January 5, 2011 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the quarterly or annual filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q/A for the Quarterly Period Ended June 30, 2010

Notes to Consolidated Financial Statements

Note 8 – Warrants, page F-13

1. Please refer to your response to comment one. We note that you plan to reclassify the derivative expense line item to compensation expense. Please refer to comment one in our letter dated September 27, 2010. Please provide us proposed disclosure to be included in the 2010 10-K to include compensation expense within the respective functional line items.

2. Please revise your disclosure to clarify the information from your response that there were no remaining performance conditions upon the issuance of the warrants. Please clarify in the disclosure that the expense was recognized in full on the date of grant, the warrants were fully earned and vested upon issuance and there is no remaining service period over which to recognize the expense.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant